Via Facsimile and U.S. Mail
Mail Stop 6010

April 11, 2007

Mr. William J. Motto
Chairman and Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45244

>   **Re: Meridian Bioscience, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2006**
>   **File No. 0-14902**

Dear Mr. Motto:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

James Atkinson
Branch Chief